Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Financial
Results for the 2nd Quarter & 1st Half of 2016

- Q2 Revenues Up 52% to $26M, H1 Revenues up 32% to $47M; Management
Projects Continued Strong Growth Ahead -

KFAR SAVA, Israel, July 25, 2016 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter and six months ended June 30, 2016.

Financial Results

Second Quarter: Revenues for the second quarter of 2016 totalled $26.0 million, up 52% on a year-over-year basis compared with $17.1 million in the second quarter of 2015, and up 22% compared sequentially with the first quarter of 2016.

On a GAAP basis, net income for the quarter totalled $3.5 million, or $0.48 per share (basic and diluted), a 72% increase compared with $2.1 million, $0.28 per share (basic and diluted), in the second quarter of 2015, and an 85% increase compared with the first quarter of 2016. On a non-GAAP basis (as described and reconciled below), net income totalled $4.7 million, or $0.63 per diluted share ($0.64 per basic share), up 59% compared with $2.9 million, or $0.40 per diluted share ($0.41 per basic share), for the second quarter of 2015, and 54% compared with the first quarter of 2016.

First Six Months: Revenues for the first half of 2016 totalled $47.4 million, a 32% increase compared with $35.9 million in the first half of 2015.

On a GAAP basis, net income for the period totalled $5.4 million, or $0.73 per diluted share ($0.74 per basic share), an 8% increase compared with $5.0 million, or $0.68 per diluted share ($0.69 per basic share), in the first half of 2015. On a non-GAAP basis (as described and reconciled below), net income for the period totalled $7.7 million, or $1.04 per diluted share ($1.05 per basic share), a 14% increase compared with $6.8 million, or $0.92 per diluted share ($0.94 per basic share), in the first six months of 2015.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “We are proud to report another great quarter, with strong revenues and multiple Design Wins demonstrating our accelerating momentum in many of our target markets: especially Cyber Security, Network Monitoring, Cloud, SDN and SD-WAN. These target markets have a critical need for robust throughput solutions, and our concepts are proving to be an exact fit. For example, during the quarter we secured a first Design Win from an emerging Cyber Security player and closed a Time Stamping/Packet Processing Design Win with a Tier-1 Network Monitoring company, while also achieving significant initial sales for our new Switched SETAC Cloud Platform. And after the quarter, we announced our first major win in the SD-WAN space.”

Mr. Orbach continued, “With a solid pipeline from our existing customers and stronger-than-ever sales activities with existing and emerging players in fast-growth markets, we feel comfortable projecting that 2016 will be a strong growth year for Silicom. We are fully focused on leveraging our excellent positioning and the momentum of our target markets to generate growth and create value in 2016 and beyond.”

##

Conference Call Details
Silicom’s Management will host an interactive conference today, July 25th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800 917 5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

##

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30,	December 31,
	2016	2015

Assets

Current assets
Cash and cash equivalents	$10,969	$18,178
Marketable securities	15,517	8,636
Accounts receivables: Trade, net	21,378	23,768
Accounts receivables: Other	4,411	1,380
Inventories	38,367	26,321
Deferred tax assets	-	950
Total current assets	90,642	79,233

Marketable securities	13,629	24,246
Assets held for employees’ severance benefits	1,407	1,374
Deferred tax assets	1,721	595
Property, plant and equipment, net	3,972	3,825
Intangible assets, net	4,331	5,164
Goodwill	25,741	25,561

Total assets	$141,443	$139,998

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$14,996	$8,556
Other accounts payable and accrued expenses	6,040	11,147
Deferred tax liabilities	-	111

Total current liabilities	21,036	19,814

Contingent consideration	4,991	4,942
Liability for employees’ severance benefits	2,504	2,251
Deferred tax liabilities	438	157

Total liabilities	28,969	27,164

Shareholders' equity
Ordinary shares and additional paid-in capital	45,633	44,122
Treasury shares	(38)	(38)
Retained earnings	66,879	68,750
Total shareholders' equity	112,474	112,834

Total liabilities and shareholders' equity	$141,443	$139,998

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2016	2015	2016	2015
Sales	$26,001	$17,121	$47,358	$35,884
Cost of sales	16,150	10,075	29,575	20,967
Gross profit	9,851	7,046	17,783	14,917

Research and development expenses	2,869	2,283	5,897	4,581
Selling and marketing expenses	1,648	1,396	3,175	2,689
General and administrative expenses	1,048	956	2,016	1,909
Total operating expenses	5,565	4,635	11,088	9,179

Operating income	4,286	2,411	6,695	5,738

Financial income (expenses), net	90	4	25	113
Income before income taxes	4,376	2,415	6,720	5,851
Income taxes	843	360	1,279	810
Net income	$3,533	$2,055	$5,441	$5,041

Basic income per ordinary share (US$)	$0.48	$0.28	$0.74	$0.69

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,335	7,274	7,316	7,260

Diluted income per ordinary share (US$)	$0.48	$0.28	$0.73	$0.68

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,414	7,378	7,404	7,372

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2016	2015	2016	2015

GAAP gross profit	$9,851	$7,046	$17,783	$14,917
(1) Share-based compensation (*)	39	27	77	53
(2) Adjustment of inventory step up related to acquisition	-	173	-	268
(4)Amortization of acquired intangible assets	-	-	274	-
Non-GAAP gross profit	$9,890	$7,246	$18,134	$15,238

GAAP operating income	$4,286	$2,411	$6,695	$5,738
Gross profit adjustments	39	200	351	321
(1) Share-based compensation (*)	381	343	787	681
(3) Acquisition-related expenses	-	42	-	130
(4) Amortization of acquired intangible assets	495	180	987	361
(5) Changes in the fair value of contingent consideration	62	207	15	404
Non-GAAP operating income	$5,263	$3,383	$8,835	$7,635

GAAP net income	$3,533	$2,055	$5,441	$5,041
Operating income adjustments	977	972	2,140	1,897
(6) Taxes on amortization of acquired intangible assets	174	(79)	135	(141)
Non-GAAP net income	$4,684	$2,948	$7,716	$6,797

GAAP net income	$3,533	$2,055	$5,441	$5,041
Adjustments for Non-GAAP cost of sales	39	200	351	321
Adjustments for Non-GAAP Research and development expenses	492	272	960	571
Adjustments for Non-GAAP Selling and marketing expenses	258	165	537	328
Adjustments for Non-GAAP General and administrative expenses	188	335	292	677
Adjustments for Non-GAAP Income taxes	174	(79)	135	(141)
Non-GAAP net income	$4,684	$2,948	$7,716	$6,797

GAAP basic income per ordinary share (US$)	$0.48	$0.28	$0.74	$0.69
(1) Share-based compensation (*)	0.06	0.05	0.12	0.10
(2-6) Acquisition-related adjustments	0.10	0.08	0.19	0.15
Non-GAAP basic income per ordinary share (US$)	$0.64	$0.41	$1.05	$0.94

GAAP diluted income per ordinary share (US$)	$0.48	$0.28	$0.73	$0.68
(1) Share-based compensation (*)	0.06	0.05	0.12	0.10
(2-6) Acquisition-related adjustments	0.09	0.07	0.19	0.14
Non-GAAP diluted income per ordinary share (US$)	$0.63	$0.40	$1.04	$0.92
(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))